UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 8, 2025

NEBIUS GROUP N.V.

Schiphol Boulevard 165

1118 BG, Schiphol, the Netherlands.

Tel: +31 202 066 970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

COMMERCIAL AGREEMENT WITH MICROSOFT

On September 8, 2025, Nebius, Inc. (the “Company”), a wholly owned subsidiary of Nebius Group N.V. (“Nebius Group”), entered into a commercial agreement (the "Agreement") with Microsoft, pursuant to which the Company will provide Microsoft access to dedicated GPU infrastructure capacity in tranches (each, a “GPU Service”) at its new data center in Vineland, New Jersey (the “Data Center”) over a five-year term.

The GPU Services will be deployed in several tranches during 2025 and 2026. Subject to the satisfaction of the deployment and availability of the GPU Services, the total contract value is about $17.4 billion through 2031. Microsoft may also acquire additional services and/or capacity under the Agreement, which would increase the total contract value to about $19.4 billion. Cash flow coming from the Agreement will be utilized to finance part of the capital expenditure associated with the Agreement.

In the event that, following a grace period, Company fails to meet agreed delivery dates for a GPU Service and the Company cannot provide alternative capacity, Microsoft has the right to terminate that GPU Service. Either party may terminate the Agreement for cause due to the other party’s material breach (if not remedied within 60 days); or (ii) if the other party ceases doing business, terminates its existence, dissolves or liquidates, or proceedings are instituted by or against it under any bankruptcy or insolvency law (which proceedings are not dismissed within 30 days), provided that such right of termination shall not arise where a party has entered into Chapter 11 Bankruptcy and is undertaking reorganization or transfer activities in connection with such Chapter 11 Bankruptcy, including the transfer of the Agreement to a solvent entity.

The Agreement contains customary provisions for an agreement of this nature, including service level commitments, liquidated damages for late delivery, representations and warranties, indemnities, and limitations of liability. The obligations of the parties under the Agreement will commence upon the confirmation by Nebius to Microsoft that it has secured any additional financing required in respect of the capital expenditures under the Agreement.

Filed as Exhibit 99.1 to this Report on Form 6-K is a press release of the Company dated September 8, 2025, announcing the Agreement.

INCORPORATION BY REFERENCE

This Report on Form 6-K (excluding Exhibit 99.1) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3ASR (File No. 333-286932) and Form S-8 (File No. 333-286934), including any prospectuses forming a part of such Registration Statements, to the extent not superseded by documents or reports subsequently filed or furnished.

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press release dated September 8, 2025, announcing the Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEBIUS GROUP N.V.

Date: September 8, 2025	By:	/s/ Boaz Tal
Boaz Tal
General Counsel